

April 13, 2011

John W. Robinson, III
President
TMX Finance LLC
15 Bull Street, Suite 200
Savannah, Georgia 31401

> **Re:** **TMX Finance LLC**
> **Titlemax Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 30, 2011**
> **File No. 333-172244 and -01 to -12**

Dear Mr. Robinson:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

1. We note your response to prior comment 12 of our letter dated March 11, 2011. You may recommend that investors consult their own tax advisors as to particular tax consequences but may not disclaim responsibility for the tax disclosure in the prospectus. Please remove the words "and therefore is not tax advice" from the first sentence in the bold-face paragraph on page 123.

2. It appears that schedule 1 has not been included in exhibit 10.5. Please refile the exhibit in its entirety.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: (facsimile only)
        M. Hill Jeffries
        Alston & Bird LLP
        (404) 881-7777